

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2023

Carl Stanton
Chief Executive Officer
Focus Impact Acquisition Corp.
250 Park Avenue, Ste 911
New York, NY 10177

> **Re: Focus Impact Acquisition Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed April 6, 2023**
> **File No. 001-40977**

Dear Carl Stanton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation